UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 10, 2022: Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2022.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next three succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-237128) filed with the U.S. Securities and Exchange Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 11, 2022	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd.

Reports Results for the Six-Month Period and Quarter Ended June 30, 2022

Athens, Greece – August 10, 2022 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three and six month periods ended June 30, 2022.

Second Quarter 2022 Financial Highlights:

•

Total net revenues of $48.5 million. Net income and net income attributable to common shareholders of $30.7 million or $4.26 and $4.24 earnings per share basic and diluted, respectively. Adjusted net income attributable to common shareholders1 for the period was $29.6 million or $4.10 and $4.08 per share basic and diluted.

•

Adjusted EBITDA1 was $34.2 million.

•

An average of 16.46 vessels were owned and operated during the second quarter of 2022 earning an average time charter equivalent rate of $33,714 per day.

•

Declared a quarterly dividend of $0.50 per share for the second quarter of 2022 payable on or about September 16, 2022 to shareholders of record on September 9, 2022 as part of the Company’s common stock dividend plan.

•

As of August 10, 2022 we had repurchased 40,196 of our common stock in the open market for $0.9 million, under our share repurchase plan of up to $20 million announced in May 2022.

First Half 2022 Financial Highlights:

•

Total net revenues of $93.9 million. Net income and net income attributable to common shareholders of $60.7 million or $8.40 and $8.36 earnings per share basic and diluted, respectively. Adjusted net income attributable to common shareholders1 for the period was $56.4 million or $7.81 and $7.77 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $65.3 million.

•

An average of 16.23 vessels were owned and operated during the first half of 2022 earning an average time charter equivalent rate of $33,843 per day.

1 Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are very pleased with our results for the last quarter which are the best results we have ever had since the inception of the company. The extremely high charter coverage that we have achieved for the remainder of the year but also for 2023 and 2024 suggest that we should continue experiencing highly profitable quarters regardless of charter rates development.

“One-year time charter rates decreased in July and August by about 10-20% from their all-time highs but still remain at record high levels by any historical comparison. The most notable effect in the marketplace has been the lack of demand for longer term (three-year plus) charters partly due to the limited availability of vessels and partly because of the wait-and-see attitude of charterers. It appears that demand for transport of finished goods has been influenced by the geopolitical uncertainty and fears of a looming recession fueled by increases in interest rates used by central banks to fight inflation amongst other reasons. In addition to this, the continuing COVID pandemic and its regional flare-ups prompted some countries, mainly China, to impose regional lock-downs that negatively affected containerized trade but also contributed to the inefficiencies of the transportation system.

“There are indeed question marks on how the market will develop in 2023 and 2024 as various contradicting forces come into play. The relatively high orderbook as a percentage of the fleet is likely to result in increased deliveries starting in the latter half of 2023 and during 2024 onwards but on the other hand they will be offset by the effective capacity reductions resulting from the scheduled introduction of the regulations for the greenhouse gases (coming to effect from 2023 onwards) as the new regulations are expected to increase scraping and lower the operating speed of the fleet.

“We feel well prepared to navigate such an uncertain environment as our chartered fleet between now and the end of 2024 is to generate significant cash flow reserves. We intend to use the cash flow we are generating not only to reward our shareholders via our on-going dividend and share repurchase program but also to fund the equity portion of our nine-vessel newbuilding program and still have a significant war chest to pursue investment opportunities in an accretive way to our shareholders.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the second quarter of 2022 reflect the strong charter rates our vessels earned compared to the same period of 2021. Our net revenues increased to $48.5 million in the second quarter of 2022 compared to $18.3 million during the same period of last year. On a per-vessel-per-day basis, our vessels earned a 127.0% higher average charter rate in the second quarter of 2022 as compared to the same period of 2021.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $7,732 per vessel per day during the second quarter of 2022 as compared to $6,860 per vessel per day for the same quarter of last year, and $7,534 per vessel per day for the first half of 2022 as compared to $6,887 per vessel per day for the same period of 2021, reflecting a 12.7% and 9.4% increase, respectively, which was mainly attributable to an increase in hull and machinery insurance premiums, the increased crewing costs for our vessels resulting from difficulties in crew rotation due to COVID-19 related restrictions, and the increased lubricants oil costs as a result of the war in Ukraine.

“Adjusted EBITDA during the second quarter of 2022 was $34.2 million versus $10.3 million in the second quarter of last year. As of June 30, 2022, our outstanding debt (excluding the unamortized loan fees) was $105.2 million versus restricted and unrestricted cash of $10.5 million. As of the same date, our scheduled bank debt repayments over the next 12 months amounted to about $40.0 million (excluding the unamortized loan fees), and we are in compliance with all our loan covenants.”

Second Quarter 2022 Results:

For the second quarter of 2022, the Company reported total net revenues of $48.5 million representing a 165.1% increase over total net revenues of $18.3 million during the second quarter of 2021 which was a result of the increased time charter rates our vessels earned in the second quarter of 2022 compared to the same period of 2021 and the increase in the average number of vessels owned and operated in the second quarter of 2022 compared to the same period of 2021. On average, 16.46 vessels were owned and operated during the second quarter of 2022 earning an average time charter equivalent rate of $33,714 per day compared to 14.00 vessels in the same period of 2021 earning on average $14,853 per day. The Company reported a net income and net income attributable to common shareholders for the period of $30.7 million, as compared to a net income of $7.9 million and a net income attributable to common shareholders of $7.6 million, respectively, for the same period of 2021.

Vessel operating expenses were $9.4 million in the second quarter of 2022 as compared to $6.9 million for the second quarter of 2021. The increase is due to the higher average number of vessels owned and operated in the second quarter of 2022 compared to the corresponding period of 2021, the increased crewing costs for our vessels compared to the same period of 2021, resulting from difficulties in crew rotation due to COVID-19 related restrictions, the higher prices in the supply of lubricants and the increase in hull and machinery insurance premiums.

Depreciation expense for the second quarter of 2022 amounted to $4.1 million compared to $1.6 million for the same period of 2021 due to the increased number of vessels in the Company’s fleet and the fact that the new vessels acquired in the fourth quarter of 2021 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

Related party management fees for the second quarter of 2022 were also slightly increased to $1.2 million from $1.1 million for the same period of 2021 due to the higher number of vessels in our fleet. General and administrative expenses amounted to $1.0 million for the second quarter of 2022, as compared to $0.7 million for the second quarter of 2021. This increase is mainly attributable to the increased cost of our stock incentive plan.

In the second quarter of 2022 one of our vessels completed her intermediate survey in water, while another one was drydocked in order to pass her special survey, which was completed in the third quarter of 2022. The above drydocking expenses amounted to $0.7 million during the second quarter of 2022. In the corresponding period of 2021, the total cost was $0.1 million, incurred in connection with upcoming drydockings.

During the second quarter of 2021 the Company incurred other operating income of $1.1 million, net, mainly consisting of the proceeds of a claim award related to the sale of one of our vessels, M/V “Manolis P”, for scrap in March 2020 that initially failed to be completed due to COVID-related reasons with the vessel finally being sold to another buyer within the second quarter of 2020. For the same period of 2022, the Company did not incur any other operating income or expense.

Interest and other financing costs for the second quarter of 2022 amounted to $1.1 million compared to $0.7 million for the same period of 2021. This increase is due to the increased amount of debt and the increase in the weighted average LIBOR rate in the current period compared to the same period of 2021.

For the three months ended June 30, 2022 the Company recognized a $0.03 million loss on its interest rate swap contracts. For the three months ended June 30, 2021 the Company recognized a $0.1 million loss on its interest rate swap contract.

Adjusted EBITDA for the second quarter of 2022 was $34.2 million compared to $10.3 million achieved during the second quarter of 2021.

Basic and diluted earnings per share attributable to common shareholders for the second quarter of 2022 was $4.26 and $4.24, calculated on 7,224,424 basic and 7,258,436 diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $1.12 and $1.11, respectively, for the second quarter of 2021, calculated on 6,778,829 basic and 6,826,305 diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders of the unrealized gain on derivatives, the amortization of below market time charters acquired and the vessel depreciation on portion of the consideration of vessels acquired with attached time charters allocated to below market time charters, the adjusted earnings attributable to common shareholders for the quarter ended June 30, 2022 would have been $4.10 per share basic and $4.08 diluted, respectively, compared to adjusted earnings of $1.12 per share basic and diluted for the quarter ended June 30, 2021, after excluding unrealized loss on derivatives. Usually, security analysts do not include the above item in their published estimates of earnings per share.

First Half 2022 Results:

For the first half of 2022, the Company reported total net revenues of $93.9 million representing a 187.9% increase over total net revenues of $32.6 million during the first half of 2021. On average, the Company owned and operated 16.23 vessels during the first half of 2022, earning an average time charter equivalent rate of $33,843 per day. For the same period of 2021 the Company owned and operated 14.0 vessels that earned on average $13,523 per day. The Company reported a net income and net income attributable to common shareholders for the period of $60.7 million, as compared to a net income of $11.7 million and a net income attributable to common shareholders of $11.1 million, for the first half of 2021.

Vessel operating expenses for the first half of 2022 amounted to $17.8 million as compared to $13.8 million for the same period of 2021. The increase is due to the higher average number of vessels owned and operated in the first half of 2022 compared to the corresponding period of 2021, in addition to the increased crewing costs for our vessels compared to the same period of 2021, resulting from difficulties in crew rotation due to COVID-19 related restrictions, the higher prices in the supply of lubricants and the increase in hull and machinery insurance premiums.

Depreciation expenses for the first half of 2022 were $7.8 million compared to $3.2 million during the same period of 2021, due to the increased number of vessels in the Company’s fleet and the fact that the new vessels acquired in the fourth quarter of 2021 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

Related party management fees for the first half of 2022 increased to $2.3 million from $2.1 million for the same period of 2021 as a result of the higher number of vessels in our fleet.

General and administrative expenses amounted to $2.0 million for the first half of 2022, as compared to $1.5 million for the same period of 2021. This increase is mainly attributable to the increased cost of our stock incentive plan.

In the first half of 2022 three of our vessels completed their intermediate survey in water, one of our vessels completed her special survey with drydock and another entered into a drydock in order to complete her special survey; the latter was completed within the third quarter of 2022. The total cost of the drydockings for the first half of 2022 was $2.5 million. In the same period of 2021, none of our vessels underwent drydocking and certain expenses were incurred in connection with upcoming drydockings.

Finally, during the first half of 2022 and 2021, we had other operating expenses of $0.35 million and other operating income of $1.3 million, respectively. The operating expense for the first half of 2022 relates to the settlement of accounts with charterers, while the operating income for the first half of 2021 mainly consisted of the proceeds from a claim award related to the sale of one of our vessels, M/V “Manolis P”, for scrap in March 2020 that initially failed to be completed due to COVID-related reasons with the vessel finally being sold to another buyer within the second quarter of 2020.

Interest and other financing costs for the first half of 2022 amounted to $2.1 million compared to $1.4 million for the same period of 2021. This increase is due to the increased amount of debt and the increase in the weighted average LIBOR rate of our bank loans in the current period compared to the same period of 2021.

For the six months ended June 30, 2022 the Company recognized a $2.3 million gain on its interest rate swap contracts. For the six months ended June 30, 2021 the Company recognized a $0.4 million gain on its interest rate swap contract.

Adjusted EBITDA for the first half of 2022 was $65.3 million compared to $15.9 million achieved during the first half of 2021.

Basic and diluted earnings per share attributable to common shareholders for the first half of 2022 was $8.40 calculated on 7,223,189 basic and $8.36, calculated on 7,256,434 diluted weighted average number of shares outstanding compared to basic and diluted earnings per share of $1.65 and $1.64 respectively, for the first half of 2021, calculated on 6,745,305 basic and 6,789,718 diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the first half of the year of the unrealized gain on derivatives, the amortization of below market time charters acquired and the vessel depreciation on portion of the consideration of vessels acquired with attached time charters allocated to below market time charters, the adjusted earnings per share attributable to common shareholders for the six-month period ended June 30, 2022 would have been $7.81 and $7.77, basic and diluted, respectively, compared to adjusted earnings of $1.58 per share basic and $1.57 diluted for the same period in 2021, after excluding unrealized gain on derivatives and loss on sale of a vessel. As mentioned above, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 Option $15,000
AKINADA BRIDGE(+)	Intermediate	71,366	5,610	2001	TC until Nov-22	$20,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP(+)	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,000
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(+)	Intermediate	50,969	4,253	2009	TC until Feb-23	$14,500
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Mar-25	$19,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-24 then until Feb-25	$20,250 then CONTEX(**) basis ($13,000 floor and $21,000 ceiling)
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA (*)	Feeder	35,600	2,788	2004	TC until Feb-23 then until Feb-24 then until Feb-25	$65,000 $50,000 $20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(***)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Apr-23	$20,000
JOANNA(+)	Feeder	22,301	1,732	1999	TC until Feb-23	$16,800
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Apr-25	$41,000
Total Container Carriers on the Water	18	737,404	58,871

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate (4/day)
GREGOS (*) (H4201)	Feeder	37,237	2,800	Q1 2023	TC until Mar-26	$48,000
TERATAKI (*) (H4202)	Feeder	37,237	2,800	Q2 2023	TC until Jun-26	$48,000
TENDER SOUL (H4236)	Feeder	37,237	2,800	Q4 2023
LEONIDAS Z (H4237)	Feeder	37,237	2,800	Q1 2024
MONICA (H4248)	Feeder	22,262	1,800	Q2 2024
STEPHANIA K (H4249)	Feeder	22,262	1,800	Q2 2024
PEPI STAR (H4250)	Feeder	22,262	1,800	Q2 2024
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q4 2024
SYMEON P (H4252)	Feeder	37,237	2,800	Q4 2024
Total under construction	9	290,208	22,200

Note:

(*) TC denotes time charter. Charter duration indicates the earliest redelivery date; All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

(***) Rate is net of commissions (commissions are typically 5-6.25%).

Summary Fleet Data:

	Three months, ended June 30, 2021	Three months, ended June 30, 2022	Six months, ended June 30, 2021	Six months, ended June 30, 2022
FLEET DATA
Average number of vessels (1)	14.00	16.46	14.00	16.23
Calendar days for fleet (2)	1,274.0	1,498.0	2,534.0	2,938.0
Scheduled off-hire days incl. laid-up (3)	0.0	6.2	0.0	58.6
Available days for fleet (4) = (2) - (3)	1,274.0	1,491.8	2,534.0	2,879.4
Commercial off-hire days (5)	0.0	0.0	0.0	5.3
Operational off-hire days (6)	1.1	4.8	42.3	11.0
Voyage days for fleet (7) = (4) - (5) - (6)	1,272.9	1,487.0	2,491.7	2,863.1
Fleet utilization (8) = (7) / (4)	99.9%	99.7%	98.3%	99.4%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100.0%	99.8%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.9%	99.7%	98.3%	99.6%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	14,853	33,714	13,523	33,843
Vessel operating expenses excl. drydocking expenses (12)	6,279	7,080	6,295	6,867
General and administrative expenses (13)	581	652	592	667
Total vessel operating expenses (14)	6,860	7,732	6,887	7,534
Drydocking expenses (15)	116	477	91	852

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days including laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, August 11, 2022 at 9:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877-405-1226 or +1 201-689-7823. Alternatively, the conference call can also be accessed by using any of the international toll-free numbers listed here. Please quote "Euroseas" or reference the ID number [13732107] to the operator.

Audio Webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The slide presentation on the second quarter ended June 30, 2022 will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2021	2022	2021	2022
	(unaudited)		(unaudited)
Revenues
Time charter revenue	19,057,379	50,329,436	33,973,743	97,448,528
Commissions	(766,732)	(1,849,827)	(1,373,981)	(3,595,381)
Net revenues	18,290,647	48,479,609	32,599,762	93,853,147

Operating expenses/(income)
Voyage expenses	150,573	197,262	277,982	551,286
Vessel operating expenses	6,937,767	9,431,572	13,802,119	17,830,465
Drydocking expenses	147,175	714,818	229,384	2,502,744
Vessel depreciation	1,596,543	4,106,538	3,193,086	7,827,654
Related party management fees	1,061,816	1,173,912	2,148,221	2,345,944
Other operating (income) / expenses	(1,080,000)	-	(1,296,496)	350,000
General and administrative expenses	739,674	977,409	1,500,651	1,960,481
Loss on sale of vessel	-	-	9,417	-
Total operating expenses	9,553,548	16,601,511	19,864,364	33,368,574

Operating income	8,737,099	31,878,098	12,735,398	60,484,573

Other (expenses)/income
Interest and other financing costs	(687,360)	(1,132,171)	(1,381,667)	(2,146,602)
(Loss) / gain on derivatives, net	(96,765)	(32,613)	388,145	2,309,904
Foreign exchange (loss) / gain	(7,263)	36,262	(7,504)	37,314
Interest income	740	266	1,954	947
Other (expenses)/ income, net	(790,648)	(1,128,256)	(999,072)	201,563
Net income	7,946,451	30,749,842	11,736,326	60,686,136
Dividend Series B Preferred shares	(117,055)	-	(255,324)	-
Preferred deemed dividend	(259,067)	-	(345,423)	-
Net income attributable to common shareholders	7,570,329	30,749,842	11,135,579	60,686,136
Weighted average number of shares, basic	6,778,829	7,224,424	6,745,305	7,223,189
Earnings per share, basic	1.12	4.26	1.65	8.40
Weighted average number of shares, diluted	6,826,305	7,258,436	6,789,718	7,256,434
Earnings per share, diluted	1.11	4.24	1.64	8.36

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2021	June 30, 2022

ASSETS
Current Assets:
Cash and cash equivalents	26,530,944	4,952,773
Trade accounts receivable, net	1,274,729	436,297
Other receivables	1,722,885	1,056,763
Inventories	2,274,454	2,425,346
Restricted cash	167,285	175,234
Prepaid expenses	382,729	685,848
Derivatives	540,753	984,547
Total current assets	32,893,779	10,716,808
Fixed assets:
Vessels, net	176,111,486	233,602,546
Long-term assets:
Advances for vessels under construction	7,615,958	37,796,368
Derivatives	-	1,014,196
Restricted cash	4,800,000	5,400,000
Total assets	221,421,223	288,529,918

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	29,034,049	39,637,129
Trade accounts payable	2,804,194	3,228,537
Accrued expenses	1,702,925	1,720,132
Accrued dividends	-	31,675
Deferred revenue	3,293,986	2,336,057
Due to related company	309,970	100,564
Total current liabilities	37,145,124	47,054,094

Long-term liabilities:
Long-term bank loans, net of current portion	89,004,951	64,797,943
Derivatives	952,666	-
Fair value of below market time charters acquired	17,461,586	42,697,246
Total long-term liabilities	107,419,203	107,495,189
Total liabilities	144,564,327	154,549,283

Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,294,541 and 7,279,939, issued and outstanding)	218,836	218,398
Additional paid-in capital	264,609,233	264,694,337
Accumulated deficit	(187,971,173)	(130,932,100)
Total shareholders’ equity	76,856,896	133,980,635
Total liabilities and shareholders’ equity	221,421,223	288,529,918

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2021	2022

Cash flows from operating activities:
Net income	11,736,326	60,686,136
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	3,193,086	7,827,654
Amortization of deferred charges	98,560	166,993
Share-based compensation	57,850	431,502
Unrealized gain on derivatives	(473,647)	(2,410,656)
Amortization of fair value of below market time charters acquired	-	(3,063,787)
Loss on sale of vessel	9,417	-
Changes in operating assets and liabilities	(511,343)	399,823
Net cash provided by operating activities	14,110,249	64,037,665

Cash flows from investing activities:
Cash paid for vessels under construction	-	(30,161,477)
Cash paid for vessel acquisitions and capitalized expenses	-	(36,504,636)
Cash paid for vessel improvements	(225,136)	(580,791)
Net cash used in investing activities	(225,136)	(67,246,904)

Cash flows from financing activities:
Redemption of Series B preferred shares	(2,000,000)	-
Proceeds from issuance of common stock, net of commissions paid	743,553	-
Cash paid for share repurchase	-	(346,631)
Preferred dividends paid	(91,608)	-
Dividends paid	-	(3,615,593)
Repayment of long-term bank loans	(5,270,920)	(13,770,921)
Repayment of related party loan	(2,500,000)	-
Offering expenses paid	(60,357)	(27,838)
Net cash used in financing activities	(9,179,332)	(17,760,983)

Net increase/ (decrease) in cash, cash equivalents and restricted cash	4,705,781	(20,970,222)
Cash, cash equivalents and restricted cash at beginning of period	6,338,177	31,498,229
Cash, cash equivalents and restricted cash at end of period	11,043,958	10,528,007

    Cash breakdown

Cash and cash equivalents	8,267,771	4,952,773
Restricted cash, current	876,187	175,234
Restricted cash, long-term	1,900,000	5,400,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	11,043,958	10,528,007

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2021	Three Months Ended June 30, 2022	Six Months Ended June 30, 2021	Six Months Ended June 30, 2022
Net income	7,946,451	30,749,842	11,736,326	60,686,136
Interest and other financing costs, net (incl. interest income)	686,620	1,131,905	1,379,713	2,145,655
Vessel depreciation	1,596,543	4,106,538	3,193,086	7,827,654
Loss / (gain) on interest rate swap derivatives, net	96,765	32,613	(388,145)	(2,309,904)
Amortization of below market time charters acquired	-	(1,845,547)	-	(3,063,787)
Loss on sale of vessel	-	-	9,417	-
Adjusted EBITDA	10,326,379	34,175,351	15,930,397	65,285,754

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest, income taxes, depreciation, loss / (gain) on interest rate swaps, amortization of below market time charters acquired and loss on sale of vessel. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non- GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, loss / (gain) on interest rate swaps, depreciation, amortization of below market time charters acquired and loss on vessel sale. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net income to Adjusted net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2021	Three Months Ended June 30, 2022	Six Months Ended June 30, 2021	Six Months Ended June 30, 2022
Net income	7,946,451	30,749,842	11,736,326	60,686,136
Unrealized loss / (gain) on derivatives	54,128	(26,892)	(473,647)	(2,410,656)
Amortization of below market time charters acquired	-	(1,845,547)	-	(3,063,787)
Loss on sale of vessel	-	-	9,417	-
Vessel depreciation on portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	-	709,793	-	1,204,601
Adjusted net income	8,000,579	29,587,196	11,272,096	56,416,294
Preferred dividends	(117,055)	-	(255,324)	-
Preferred deemed dividend	(259,067)	-	(345,423)	-
Adjusted net income attributable to common shareholders	7,624,457	29,587,196	10,671,349	56,416,294
Adjusted earnings per share, basic	1.12	4.10	1.58	7.81
Weighted average number of shares, basic	6,778,829	7,224,424	6,745,305	7,223,189
Adjusted earnings per share, diluted	1.12	4.08	1.57	7.77
Weighted average number of shares, diluted	6,826,305	7,258,436	6,789,718	7,256,434

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized loss / (gain) on derivatives, amortization of below market time charters acquired, loss on sale of vessel and vessel depreciation on portion of the consideration of vessels acquired with attached time charters allocated to below market time charters. Adjusted net income and Adjusted earnings per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized loss / (gain) on derivatives, loss on sale of vessel, amortization of below market time charters acquired and vessel depreciation on portion of the consideration of vessels acquired with attached time charters allocated to below market time charters, which items may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 18 vessels, including 10 Feeder containerships and 8 Intermediate containerships. Euroseas 18 containerships have a cargo capacity of 58,871 teu. After the delivery of nine feeder containership newbuildings in 2023 and 2024, Euroseas’ fleet will consist of 27 vessels with a total carrying capacity of 81,071teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com